NO ACT

DE
11-25-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013111

Received SEC
DEC 1 7 2009
Washington, DC 20549

December 17, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-17-2009

Re: The Walt Disney Company
Incoming letter dated November 25, 2009

Dear Mr. Chevedden:

This is in response to your letter dated November 25, 2009 concerning the shareholder proposal submitted to Disney by William Steiner. We also have received a letter from Disney dated December 3, 2009. On November 16, 2009, we issued our response expressing our informal view that Disney could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Roger J. Patterson
Managing Vice President, Counsel
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

The Walt Disney Company

Roger J. Patterson
Managing Vice President Counsel
Registered In-House Counsel

December 3, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Walt Disney Company — No-Action Ruling dated November 16, 2009 relating to Omission of Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for

Ladies and Gentlemen:

In response to the letter of John Chevedden dated November 25, 2009, this is to advise that the Board of Directors of The Walt Disney Company, at a regularly scheduled meeting on December 2, 2009, adopted resolutions declaring that it was advisable to adopt amendments to the Company's Restated Certificate of Incorporation (1) reducing the vote required for shareholder approval of business combination transactions with interested persons (and for amendment of that provision of the Certificate of Incorporation) to two-thirds of outstanding shares and (2) reducing the vote required for shareholder approval of amendments to the Bylaws of the Company to a majority of outstanding shares, and directing that those amendments to the Restated Certificate of Incorporation be submitted to shareholders at the 2010 annual meeting of shareholders of the Company.

Sincerely,

Roger J. Patterson

cc: John Chevedden
William Steiner

500 S. Buena Vista Street, Burbank, CA 91521-1605
[illegible]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Walt Disney Company (DIS)
William Steiner's Rule 14a-8 Proposal

Ladies and Gentlemen:

This responds to the October 23, 2009 no action request. The company had not yet provided any documentation that the board has acted as it gave notice it intends to act in regard to this rule 14a-8 proposal. Typically boards act within a month of submitting a no action request. This is to request that the company provide the Staff and the proponent notice of relevant action within a few days of its occurrence.

Sincerely,

John Chevedden

cc:
William Steiner

Roger Patterson <Roger.Patterson@disney.com>